Exhibit 99.3

GREENTREE HOSPITALITY GROUP LTD.

(the “Company”)

P R O X Y

I/We                           of                                                                                           , the holder of
class                      ordinary shares1 in the Company, hereby appoint the Chairman of the Annual General Meeting2 or                                                                of                                                                                   as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on the 23rd day of December 2020 (Beijing/Hong Kong Time), and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN
1.	To approve the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2020.

Dated …………………, 2020                                           Signature(s)4;

[1]

Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case if the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at 2451 Hongqiao Road, Changning District, Shanghai 200335, People’s Republic of China not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof.